Exhibit 23.3

Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in the Registration Statement on Form S-3 and related Prospectus of American Assets Trust, Inc. for the registration of its common stock, preferred stock, depositary shares, warrants, rights and units and to the incorporation by reference therein of our reports dated February 21, 2014, with respect to the consolidated financial statements and schedule of American Assets Trust, Inc., and the effectiveness of internal control over financial reporting of American Assets Trust, Inc., included in its Annual Report on Form 10-K for the year ended December 31, 2013, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
San Diego, California
February 6, 2015